

October 28, 2013

Via E-mail
William A. Coskey
Chief Executive Officer
ENGlobal Corporation
654 N. Sam Houston Parkway E., Suite 400
Houston, TX 77060-5914

> **Re:** **ENGlobal Corporation**
> **Form 10-K for the Fiscal Year Ended December 29, 2012**
> **Filed April 15, 2013**
> **Form 10-K/A for the Fiscal Year Ended December 29, 2012**
> **Filed April 29, 2013**
> **Form 8-K/A**
> **Filed September 6, 2013**
> **File No. 1-14217**

Dear Mr. Coskey:

We have reviewed your response dated October 16, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your Form 8-K/A filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment to your Form 8-K/A is appropriate, please tell us why in your response.

After reviewing any amendment to your Form 8-K/A filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 29, 2012

Summary Compensation Table, page 7

1. We note your response to comment one of our letter dated October 3, 2013. While you state that the reason for the change in the salary amounts for Messrs. Pagano and Rennie were related to how you had disclosed the severance amount in the initial filing, we continue to note discrepancies in the combined amounts of salary and all other compensation between your September 24, 2013 supplemental response and the initial filing. In addition, we are not able to understand why the value of Mr. Pagano's 87,645

shares reported in the Stock Awards for year 2012 changed from $21,487 to $37,413 considering that the share number remained the same. Please note that any amount paid to an executive officer pursuant to a plan or arrangement in connection with a termination event, including a cash payment in lieu of accrued vacation following termination, should be reported in the summary compensation table as "All Other Compensation" in accordance with Item 402(n)(2)(ix)(D)(1) of Regulation S-K. Please provide us supplementally with a newly revised summary compensation table compliant with the disclosure requirements of Item 402(n)(2)(ix)(D)(1). Please include appropriate footnotes identifying the various amounts comprising the "All Other Compensation" amount with a view of reconciling the amounts disclosed in the initial filing. To the extent that you believe that the amounts paid for paid time off and holidays as a result of termination are reportable in the "Salary" column, please include appropriate footnote disclosure to identify such amounts. Please comply with this comment in your future filings.

Form 8-K/A Filed September 6, 2013

2.   We note your response to comment two from our letter dated October 3, 2013. Your proposed revisions to the Form 8-K/A do not appear to fully address all aspects of Item 2.01 and Item 9.01(b)(4) of Form 8-K as well as Rule 8-05(b) of Regulation S-X. For example, Rule 8-05(b) requires the presentation of pro forma statements of operations reflecting the combined operations of both entities for the latest fiscal year and interim period. Your proposed disclosures appear to include only the pro forma statement of operations for the latest interim period. Furthermore, your description of the pro forma adjustments does not provide sufficient detail to enable an investor to understand the nature of the items being adjusted for and how you determined those amounts. Please show us how you will amend your Form 8-K/A to provide these revised disclosures related to the disposition of your Gulf Coast Operations.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief